Exhibit 99.1

FCA Announces New Appointments

Fiat Chrysler Automobiles N.V. (NYSE: FCAU / MTA: FCA) announced today that, effective immediately, Doug Ostermann is appointed FCA Group Treasurer. In this role, he will be responsible for all Treasury activities globally and will report directly to the Group Chief Financial Officer Richard Palmer.
In addition, effective immediately, Ferrante Zileri is appointed Assistant Group Treasurer, with responsibility for European Treasury and for Group Financial Markets.
Ostermann is also appointed ad interim NAFTA Treasurer. In this role he will replace Ken Nilson, who elected to retire after thirty-four years of dedicated service.
Ostermann joins the Company from Archer Daniels Midland Company where he held a series of positions with increasing responsibility, including Global Treasurer, and most recently, serving as Vice President - Mergers & Acquisitions, Business Development and Global Credit.
London, 29 April 2016

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